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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                      11/29/2002

HANARO TELECOM INC.'S OFFICIAL STANCE ON DACOM'S ACQUISITION OF A MAJOR STAKE IN POWERCOMM

The following is a press release distributed by Hanaro Telecom, Inc. ('the Company' or 'Hanaro') concerning its official stance on Dacom's acquisition of a Powercomm stake on November 29, 2002.

Hanaro believes Dacom's acquisition of a major stake in Powercomm will impair the possibility of reshaping Korea's telecom industry around three major players and furthermore impede growth of the local IT industry.

With respect to the payment terms for the acquisition that the two companies, Hanaro and Dacom, proposed to employ, Hanaro's offer (KRW540 billion in cash and KRW270 billion in 18-month arrears) was significantly preferable to Dacom's (KRW409.5 billion in cash and KRW409.5 in 24-month arrears). Hanaro strongly believes that KEPCO should disclose the process and results of negotiations it had with Dacom in order to determine the validity of the final ruling.

LG Group has not made any handsome returns on its total investment of more than KRW2.1 trillion in telecom companies; KRW1.2 trillion in Dacom, KRW500 billion in LG Telecom, and KRW400 billion in Hanaro Telecom. Upon the acquisition of a major stake in Powercomm by Dacom, LG Group should take partial responsibility for proposing the vision and strategies to develop Korea's telecom industry.

There is a number of points concerning the negotiation undertaken between KEPCO and Dacom that Hanaro believes need to be clarified. First, KEPCO allowed both the preferred bidder (Hanaro) and the second bidder (Dacom) the same length of period, six weeks, for series of negotiations with KEPCO, when a 90-day term was specified on the Request for Proposal as the length of negotiation for the preferred bidder. Second, KEPCO imposed a number of unreasonable conditions when the Company asked for a three week extension of negotiations. The conditions include: 1) no further extension of negotiation period, 2) KEPCO to reserve the right to appoint the CEO of Powercomm (if only 30% is acquired) and rights transfer prohibited for the next three years upon the acquisition, 3) approval to be obtained at a shareholders meeting, and 4) negotiation with the second bidder to be conducted while in negotiation with the Company. Concerning the conditions set forth, Hanaro proposed to seek ways to work out the issues favorably. Especially in relation to the right to appoint a CEO, the Company communicated to KEPCO its intention to acquire an additional 15% stake on top of the proposed 30% as a counter offer. However, KEPCO, without any further talks with Hanaro, granted Dacom the preferred bidder position to open new negotiations.
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Unprecedented among international commercial practices, the foreign investors on our side are now contemplating legal measures to deal with the issue.

The possible synergistic effects that the acquisition can bring to Dacom, a long-distance/international call service operator, are very limited since Powercomm's intra-city backbone and inter-city backbone network accounts for 87% (75,000km) and 13% (11,000km) respectively of its total 86,000km fiber optic cable. Against this backdrop, the Company has proposed to Dacom and LG Group a joint acquisition of a major stake in Powercomm since early this year, which would maximize the possible synergistic effects the ownership of the nationwide network could bring. The joint acquisition, which leads to a 50-50 ownership of Powercom's major stake by Hanaro and Dacom under a Co-CEO system, was expected to result in fostering the core business of each company. This would be achieved through a strategic role division in that the leased line and corporate side of business can be directed by Dacom while the broadband by Hanaro, thereby maximizing the material synergistic effects of the Powercomm-Dacom-Hanaro alliance. Unfortunately, however, such a proposal was rejected.

Hanaro recently undertook an organizational restructuring plan to re-initiate the foreign capital inducement under a new directorship. The organizational changes are part of an effort to proactively search for methods to navigate through the highly competitive market by focusing on the wire-and-the-wireless services.
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                                                                      Attachment

The following is an attachment to the press release entitled, 'Hanaro Telecom Inc.'s Official Stance on Dacom's Acquisition of a Major Stake in Powercomm'

Summary of Key Points of Negotiation with KEPCO

Hanaro Telecom, Inc. ('the Company' or 'Hanaro') has conducted its valuation of Powercomm's assets on a regular basis since 1998, even before Powercomm was established and when the assets belonged to KEPCO.

Hanaro has participated in all three auctions (February, June, and September) that Powercomm has held since its inception for sale of its stake in its privatization effort.

Hanaro became the preferred bidder on September 7 for the third auction held this year upon bringing forth a per share acquisition price of KRW12,000, taking into account the management premium and material synergistic effects the integration of the networks would bring. This is despite the fact that the Company's detailed due diligence on Powercomm revealed that the fair price would be KRW8,000 per share.

In the course of negotiations the Company has undertaken with KEPCO since October 18, Hanaro and KEPCO made consents on some important issues such as acquisition price and future operational measures. Unfortunately however, the two entities failed to reach a final agreement on the acquisition as some key issues, such as the right to appoint the CEO and operational control of Powercomm's network on Hanaro's part, were not agreed.

Furthermore, KEPCO, without any reasonable ground, placed a limit on the length of negotiations to six weeks when the Request for Proposal specified twelve weeks. As Hanaro repeatedly asked for a three-week extension, KEPCO set forth four pre-conditions to be met in order to obtain the extension. The pre-conditions were considered unreasonable to secure an extension, and included the right of CEO appointment to be preserved with KEPCO and no transfer of shares within three years from the acquisition.

Concerning the conditions set forth, Hanaro proposed to seek ways to work out the issues favorably. Especially in relation to the right to appoint CEO, the Company communicated to KEPCO its intention to acquire an additional 15% stake on top of the proposed 30%. However, KEPCO in agreement with Ministry of Commerce, Industry and Energy, but without any further talks with Hanaro, granted Dacom the preferred bidder position on October 21, 2002 to open a new negotiation.

Hanaro has proposed Dacom and LG Group a joint acquisition of a major stake in Powercomm to maximize the possible synergistic effects the ownership of the nationwide network could bring. The joint acquisition, which leads to a 50-50
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ownership of Powercom's major stake by Hanaro and Dacom under a Co-CEO system, was expected to result in fostering the core business of each company. This would be achieved through a strategic role division so that the leased line and corporate side of the business can be directed by Dacom while the broadband by Hanaro, thereby maximizing the material synergistic effects of the Powercomm-Dacom-Hanaro alliance. Unfortunately, however, such a proposal was rejected.

There are a number of negative consequences the closed auction will bring. The unreasonable practices KEPCO has demonstrated in one of the nation's largest auctions for privatization will cause a plunge in the confidence level of the global investment community about future Korean projects. On a domestic level, it will impair the possibility of reshaping Korea's telecom industry around three major players and furthermore impede the growth of the local IT industry. Moreover, duplicate investment in the Telecom sector by operators is inevitable. It may also trigger a controversy over unfair benefits given to a certain conglomerate.